Exhibit 99.1 to Schedule 13G – Agreement of Reporting Persons

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), West Family Investments, Inc., Mary West and Gary West hereby agree to file jointly the statement on this Schedule 13G (this "Schedule 13G") to which this Agreement of Reporting Persons is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement of Reporting Persons shall be attached as an exhibit to the statement on this Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Each of Gary West and Mary West authorize West Family Investments, Inc. to execute this Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

West Family Investments, Inc.

By: /s/ Marc Harper
Name: Marc Harper
Title: Director and Treasurer

/s/ Gary West
Gary West

/s/ Mary West
Mary West